ferrovial

FERROVIAL SE ("FERROVIAL" OR THE "COMPANY") ANNOUNCES TRANSACTIONS UNDER THE SHARE REPURCHASE PROGRAM

Amsterdam, 30 March 2026

Ferrovial (Ticker: "FER") refers to the announcement disclosed to the market on 12 December 2025, regarding the implementation of a repurchase program for its own shares (the "**Program**").

The Company reports that, during the period between 23 and 26 March 2026, it has carried out the following transactions under the Program.

Date	Security	Trading venue	Number of shares purchased	Weighted Average Price (€)
23/03/2026	FER	US trading venues	46,000	54.73
24/03/2026	FER	US trading venues	46,000	54.22
25/03/2026	FER	US trading venues	46,000	55.12
26/03/2026	FER	US trading venues	46,000	54.86
Total			**184,000**	**54.73**

Detailed information on the individual shares purchase transactions carried out in the above-mentioned period can be found at www.ferrovial.com/en/ir-shareholders/financial-information/inside-information-and-other-relevant-information/ferrovial-se-share-buy-back-program-transactions/.

Within the framework of the Program, since its beginning up to and including 26 March 2026, the Company has repurchased a total of 3,166,894 shares for a total amount of 183,242,364.12 euro.

Note: The Bloomberg closing EUR-USD exchange rate has been applied to determine the EUR countervalue of USD transactions.

About Ferrovial

Ferrovial is a leading global infrastructure company transforming highways, airports, and energy around the world. Its distinctive integrated business model supports the entire lifecycle of complex projects, from design and financing to construction, operation and maintenance. The company has a global presence and employs more than 22,500 people worldwide. North America is Ferrovial's growth engine, where it developed and is currently operating five Express Lanes across Texas, North Carolina and Virginia, and is managing the 407 ETR highway in Toronto, Canada. The company is also leading the development of the New Terminal One at JFK International Airport. Ferrovial shares trade under the ticker symbol FER on three stock markets: U.S. (Nasdaq-100 Index), Spain (IBEX-35), and the Netherlands. The company is included in globally recognized sustainability indices such as the Dow Jones Best-in-Class Index.

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